Exhibit 5.1

August 12, 2014

Board of Directors

WellPoint, Inc.

120 Monument Circle

Indianapolis, Indiana 46204-4903

Ladies and Gentlemen:

We are acting as special counsel to WellPoint, Inc., an Indiana corporation (the “Company”), in connection with the Underwriting Agreement, dated August 7, 2014 (the “Underwriting Agreement”), among the Company and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives (the “Representatives”) of the several underwriters named in the Terms Agreement, dated August 7, 2014 (the “Terms Agreement”), among the Company and the Representatives relating to the proposed issuance by the Company of $850 million aggregate principal amount of its 2.250% Notes due August 15, 2019 (the “2019 Notes”), $800 million aggregate principal amount of its 3.500% Notes due August 15, 2024 (the “2024 Notes”), $800 million aggregate principal amount of its 4.650% Notes due August 15, 2044 (the “2044 Notes”) and $250 million aggregate principal amount of its 4.850% Notes due August 15, 2054 (the “2054 Notes” and, together with the 2019 Notes, the 2024 Notes and the 2044 Notes, the “Notes”) pursuant to the Company’s automatic shelf registration statement on Form S-3 (333-178394) (the “Registration Statement”) filed with the Securities and Exchange Commission on December 9, 2011. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For the purposes of this opinion letter, we have assumed that (i) The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”) under the Indenture, dated as of January 10, 2006, between the Company and the Trustee, filed as Exhibit 4.1 to the Company’s Form 8-K dated January 10, 2006, and incorporated into the Registration Statement by reference (the “Indenture”), has all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such

Board of Directors

WellPoint, Inc.

August 12, 2014

status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, (v) there has been no material mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution and delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level), as currently in effect. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations (and in particular, we express no opinion as to any effect that such other laws, statutes, ordinances, rules, or regulations may have on the opinion expressed herein). Insofar as the opinion expressed herein relates to or is dependent upon matters governed by Indiana law, we have relied, without independent investigation, upon, and our opinion expressed herein is subject to all of the qualifications, assumptions and limitations expressed in, the opinion of Faegre Baker Daniels, LLP, special counsel to the Company in the State of Indiana. A copy of such opinion letter, dated as of the date hereof, is to be filed as Exhibit 5.2 to the Current Report on Form 8-K relating to the offer and sale of the Notes described below.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration specified in the Terms Agreement and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will constitute valid and binding obligations of the Company.

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal Matters” in the Prospectus dated August 7, 2014 that forms part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP